                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            PARAMETRIC TECHNOLOGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   699173100
                        -------------------------------
                                 (CUSIP Number)


                Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                         One Embarcadero Center, Suite 2300,
              San Francisco, CA 94111-3162;  Telephone:  (415) 362-0292
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                                   October 25, 1996
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space       .
                                                                       ---

Check the following space if a fee is being paid with the statement     .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

      CUSIP
No.  699173100                        13D/A
--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO ADVISORS (U.K.) LIMITED, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, the AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST, ALBERTO W. VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        4,000 shares in the aggregate for all Reporting Persons and
     Shares          as to all but a portion of which beneficial ownership is
  Beneficially       disclaimed
    Owned By
      Each     -----------------------------------------------------------------
    Reporting    8   Shared Voting Power
     Person
      With           7,471,100 shares in the aggregate for all Reporting
                     Persons and as to all of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     4,000 shares in the aggregate for all Reporting Persons and as to all but a portion of which beneficial ownership is disclaimed

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     7,471,100 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     7,475,100 shares in the aggregate for all Reporting Persons and as to all but up to 4,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 5.89%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                           IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                     - 2 of 15 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          5,939,500 shares, as to all of which beneficial ownership
      With           is disclaimed
               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     5,939,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     5,939,500 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     4.68%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*

     IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 15 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO ADVISORS (U.K.) LIMITED

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          None
      With
               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     None

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     None

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     0.000%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*

     IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    - 4 of 15 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each       8   Shared Voting Power
    Reporting
     Person          1,535,600 shares, as to all of which beneficial ownership
      With           is disclaimed
                ----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     1,535,600 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,535,600 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                 1.21%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                            IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 15 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC. PROFIT SHARING TRUST

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Florida

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        4,000 shares, as to all of which beneficial ownership is
     Shares          disclaimed
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8  Shared Voting Power
    Reporting
     Person          None
      With
                ----------------------------------------------------------------
                  9  Sole Dispositive Power

                     4,000 shares, as to all of which beneficial ownership is disclaimed

                ----------------------------------------------------------------
                  10 Shared Dispositive Power

                     None

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   0.00%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                               EP

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 15 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        4,000 shares, as to only a portion of which beneficial
     Shares          ownership is affirmed
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8  7,471,100 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person
      With      ----------------------------------------------------------------

                  9  Sole Dispositive Power

                     4,000 shares, as to only a portion of which beneficial ownership is affirmed

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     7,471,100 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     7,475,100 shares, as to all but a portion of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  5.89%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 7 of 15 -

CUSIP
No.  699173100                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                  7    Sole Voting Power

    Number of         None
     Shares
  Beneficially
    Owned By    ----------------------------------------------------------------
      Each        8   Shared Voting Power
    Reporting
     Person           7,471,100 shares, as to all of which beneficial ownership
      With            is disclaimed
                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      7,471,100 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     7,471,100 shares, as to all of which beneficial ownership disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   5.89%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 8 of 15 -

CUSIP
No.  699173100                        13D/A

ITEM 1.   Security and Issuer.
-------   -------------------

The class of equity securities to which this statement relates is the Common Stock of Parametric Technology Corp. ("the Issuer"), whose principal executive offices are located at 128 Technology Drive, Waltham MA, 02154.

ITEM 2.   Identity and Background.
------    -----------------------

          This statement is being filed by Amerindo Investment
Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Advisors (U.K.) Limited, a United Kingdom corporation whose principal executive offices are located at 43 Upper Grosvenor Street, London WIX 9PG England ("Amerindo UK"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Investment Advisors Inc. Profit Sharing Trust, the address of which is Gables International Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables, FL 33134 (the "Plan"), and Alberto W. Vilar and Gary A. Tanaka. Although this statement is being made jointly by Amerindo, Amerindo UK, Amerindo Panama, the Plan and
Messrs. Vilar and Tanaka, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Certain shares previously reported by Amerindo UK are currently being reported by Amerindo US due to the transfer of accounts from Amerindo UK to Amerindo US.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended, and Amerindo UK is registered with the Investment Management Regulatory Organization in the United Kingdom.
Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and Amerindo UK and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo U.K. and Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and Mr. Joaquin Garcia-Larrieu, Chief Financial Officer.
Mr. Furey's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022, and Mr. Garcia's business address is Gables International Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables, FL
33134. Amerindo, Amerindo UK, Amerindo Panama, the Plan and Messrs. Vilar and Tanaka are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Vilar, Tanaka, Furey and Garcia are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five years, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
-------   --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo, Amerindo U.K. and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors, except for an aggregate of 4,000 shares which are owned by the Plan. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management, except that the shares owned by the Plan were purchased with Plan assets. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 9 of 15 -

ITEM 4.   Purpose of Transaction.
-------   ----------------------

        All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors (or, in the case of securities held by the Plan, in the ordinary course of investing for the Plan), and not with the purpose of effecting changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.  Interests in Securities of Issuer.
-------  ---------------------------------

         (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock of Issuer beneficially owned by such person as of October 25, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10Q for the Quarter ended June 30, 1996, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

          (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, except that Mr. Vilar has sole voting and dispositive power over the 4,000 shares held by the Plan; however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

          (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on August 23, 1996, and ending on October 25, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

          (d) The shares covered by this statement are all owned by clients of the Advisor Entities and/or the Plan. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

          (e) Inapplicable

                                     - 10 of 15 -

ITEM 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.


ITEM 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Inapplicable.

                                     - 11 of 15 -

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT


                                   AMERINDO INVESTMENT ADVISORS (U.K.) LIMITED, a United Kingdom corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE


                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                     - 12 of 15 -

                              EXHIBIT A

                      PARAMETRIC TECHNOLOGY CORP.

                            COMMON STOCK

                              699173100





     The following table sets forth for each of the Reporting Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of October 25, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the QUARTER ended June 30, 1996, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):

          NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
          ----                   -------------           ----------------
          Amerindo                   5,935,500                      4.68%

          Amerindo UK                        0                      0.00%

          Amerindo Panama            1,535,600                      1.21%

          Plan                           4,000                      0.00%

          Alberto W. Vilar           7,475,100                      5.89%

          Gary A. Tanaka             7,471,100                      5.89%

          James H. Furey                     0                      0.00%

          Joaquin Garcia                     0                      0.00%


_____________________________________

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. As sole trustee of the Plan, Mr. Vilar exercises sole investment and dispositive power as to the shares shown as owned by the Plan, but disclaims beneficial ownership of any of such shares except insofar as concerns his indirect interest therein by reason of his pro rata interest in the Plan. The number of shares shown as owned by the Other Named Individuals does not include any owned indirectly by them as participants in the Plan. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 13 of 15 -

                              EXHIBIT B

                      PARAMETRIC TECHNOLOGY CORP.

                            COMMON STOCK

                              699173100


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on August 23, 1996, and ending on October 25, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.


                                Type of             Number of       Price
   Name           Date          Transaction         Shares          per Share
   ----           ----          -----------         ---------       ---------

Amerindo US        9-05-96        Sell                  60,000        45.2500
Amerindo US        9-05-96        Sell                  10,000        45.7500
Amerindo US        9-13-96        Sell                   1,500        50.1247
Amerindo US        9-20-96        Sell                  17,500        50.6375
Amerindo US        9-23-96        Sell                  10,000        49.5125
Amerindo US        9-25-96        Sell                  17,500        50.7982
Amerindo US        9-25-96        Sell                  65,000        50.9140
Amerindo US        9-25-96        Sell                  15,000        51.3750
Amerindo US        9-26-96        Sell                  20,000        50.0630
Amerindo US        9-26-96        Sell                  15,000        50.2500
Amerindo US        9-26-96        Sell                  50,000        51.0000
Amerindo US        9-26-96        Sell                  15,000        51.1250
Amerindo US        9-26-96        Sell                   5,000        51.4500
Amerindo US        9-27-96        Sell                 210,000        50.7290
Amerindo US        9-27-96        Sell                  15,000        51.1250
Amerindo US       10-02-96        Sell                  50,000        50.7500
Amerindo US       10-02-96        Sell                  17,500        50.7860
Amerindo US       10-02-96        Sell                 100,000        50.8140
Amerindo US       10-07-96        Sell                  10,000        52.3750
Amerindo US       10-07-96        Sell                  30,000        52.7920
Amerindo US       10-08-96        Sell                   5,000        52.8750
Amerindo US       10-09-96        Sell                   7,500        52.0000
Amerindo US       10-09-96        Sell                   5,000        52.3250
Amerindo US       10-10-96        Sell                  60,092        52.7500
Amerindo US       10-10-96        Sell                   7,500        53.1332
Amerindo US       10-11-96        Sell                 160,000        52.5510
Amerindo US       10-14-96        Sell                  70,000        53.3750
Amerindo US       10-15-96        Sell                   7,500        53.6250
Amerindo US       10-17-96        Sell                  10,000        50.3750
Amerindo US       10-18-96        Sell                  20,000        51.2500
Amerindo US       10-21-96        Sell                  10,000        49.1250
Amerindo US       10-22-96        Sell                  25,000        49.0000
Amerindo US       10-22-96        Sell                  40,000        49.3750
Amerindo US       10-22-96        Sell                  15,000        49.6250




                                    - 14 of 15 -

                                  EXHIBIT C

                         PARAMETRIC TECHNOLOGY CORP.

                                COMMON STOCK

                                  699173100


We hereby agree that the within Statement on Schedule 13D/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT


                                   AMERINDO INVESTMENT ADVISORS (U.K.) LIMITED, a United Kingdom corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   PROFIT SHARING TRUST


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE


                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                   - 15 of 15 -